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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Cash America International, Inc.

Title of Class of Securities: Common Stock, par value $0.10 per share

CUSIP Number: 14754D100


     (Date of Event Which Requires Filing of this Statement)

                        December 31, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP Number: 14754D100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Barry R. Feirstein


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         U.S.

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         180,000

6.  Shared Voting Power:

         1,157,192

7.  Sole Dispositive Power:

         180,000

8.  Shared Dispositive Power:

         1,157,192

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

         1,337,192

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

          5.3%


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12. Type of Reporting Person

          IN

















































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CUSIP Number: 14754D100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Feirstein Capital Management, L.L.C.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          1,157,192

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          1,157,192

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          1,157,192

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares







                                4



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11. Percent of Class Represented by Amount in Row (9)

          4.6%

12. Type of Reporting Person

          CO














































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CUSIP Number: 14754D100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Feirstein Partners, L.P.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          1,157,192

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          1,157,192

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          1,157,192

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares







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11. Percent of Class Represented by Amount in Row (9)

          4.6%

12. Type of Reporting Person

          PN














































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Item 1(a) Name of Issuer:  Cash America International, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          1600 West 7th Street
          Fort Worth, Texas  76120

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Barry R. Feirstein
          Feirstein Capital Management, L.L.C.
          Feirstein Partners, L.P.
          767 Third Avenue
          28th Floor
          New York, NY 10017

          Barry R. Feirstein - United States citizen

          Feirstein Capital Management, L.L.C. - Delaware limited liability company

          Feirstein Partners, L.P. - Delaware limited partnership

    (d) Title of Class of Securities: Common Stock, par value, $0.10 per share

    (e)   CUSIP Number: 14754D100

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee



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             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned:

             As of December 31, 1998: 1,337,192 shares owned by
             Barry R. Feirstein; 1,157,192 shares owned by
             Feirstein Capital Management, L.L.C. and Feirstein
             Partners, L.P.

             As of January 15, 1999: 1,900,000 shares owned by
             Barry R. Feirstein; 1,380,400 shares owned by
             Feirstein Capital Management, L.L.C. and Feirstein
             Partners, L.P.

         (b) Percent of Class:

             As of December 31, 1998:  5.3% by Barry R.
             Feirstein; 4.6% by Feirstein Capital Management,
             L.L.C. and Feirstein Partners, L.P.

             As of January 15, 1999: 7.6% by Barry R. Feirstein;
             5.5% by Feirstein Capital Management, L.L.C. and
             Feirstein Partners, L.P.

         (c) Barry R. Feirstein:

             As of December 31, 1998: 180,000 shares with sole power to vote or to direct the vote; 1,157,192 shares with shared power to vote or to direct the vote; 180,000 shares with sole power to dispose or to direct the disposition of; 1,157,192 shares with



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             shared power to dispose of or to direct the
             disposition of

             As of January 15, 1999: 519,600 shares with sole power to vote or to direct the vote; 1,380,400 shares with shared power to vote or to direct the vote; 519,600 shares with sole power to dispose or to direct the disposition of; 1,380,400 shares with shared power to dispose of or to direct the disposition of

             Feirstein Capital Management, L.L.C. and Feirstein
             Partners, L.P.:

             As of December 31, 1998: 0 shares with sole power to vote or to direct the vote; 1,157,192 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose or to direct the disposition of; 1,157,192 shares with shared power to dispose of or to direct the disposition of

             As of January 15, 1999: 0 shares with sole power to vote or to direct the vote; 1,380,400 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose or to direct the disposition of; 1,380,400 shares with shared power to dispose of or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the Parent
         Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A






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Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   FEIRSTEIN PARTNERS, L.P.

                   By:  Feirstein Capital Management, L.L.C.,
                        General Partner

                   By:  /s/ Barry R. Feirstein
                        ______________________
                        Barry R. Feirstein,
                        Managing Member

                   FEIRSTEIN CAPITAL MANAGEMENT, L.L.C.

                   By:  /s/ Barry R. Feirstein
                        ______________________
                        Barry R. Feirstein,
                        Managing Member

                   BARRY R. FEIRSTEIN

                        /s/ Barry R. Feirstein
                        ______________________


February 5, 1999











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00618001.BV2



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                                                        Exhibit A


                            AGREEMENT


         The undersigned agree that this Schedule 13G dated

February 5, 1999 relating to the Common Stock of Cash America

International, Inc. shall be filed on behalf of the undersigned.


              FEIRSTEIN PARTNERS, L.P.

              By:  Feirstein Capital Management, L.L.C.,
                   General Partner

              By:  /s/ Barry R. Feirstein
                   ______________________
                   Barry R. Feirstein,
                   Managing Member

              FEIRSTEIN CAPITAL MANAGEMENT, L.L.C.

              By:  /s/ Barry R. Feirstein
                   ______________________
                   Barry R. Feirstein,
                   Managing Member

              BARRY R. FEIRSTEIN

                   /s/ Barry R. Feirstein
                   ______________________
                   Barry R. Feirstein


















00618001.BV2